UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 23)*


                            Tikcro Technologies, Ltd.
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                                (Name of Issuer)

                          Ordinary Shares, no par value
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                         (Title of Class of Securities)

                                    M8789G100
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                       225 N.E. Mizner Boulevard, Suite 400,
                            Boca Raton, Florida 33432

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2013
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             (Date of Event which Requires Filing of This Statement)


-------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100            SCHEDULE 13D
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not applicable.
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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 NUMBER OF        7    SOLE VOTING POWER

  SHARES               1,500,094
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER

 REPORTING             1,500,094
                  --------------------------------------------------------------
  PERSON          10   SHARED DISPOSITIVE POWER

    WITH               0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,500,094
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                   [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.9%
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14  TYPE OF REPORTING PERSON (See Instructions)

    IN
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

CUSIP No. M8789G100            SCHEDULE 13D


Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares, no par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 16 Hatidhar Street, Raanana 43652, Israel. The Issuer has previously disclosed that as of November 20, 2012, the Issuer had 8,898,861 Ordinary Shares issued and outstanding.


Item 2. Identity and Background.

     (a) This Amendment No. 23 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.


Item 4. Purpose of Transaction.

     On February 1, 2013, Mr. Bronson entered into an agreement with the Issuer (the "Agreement") pursuant to which Mr. Bronson agreed to maintain the confidentiality of non-public information that the Issuer may provide to him about its business. Mr. Bronson also undertook not to be the beneficial owner of more than 1,500,094 ordinary shares of the Issuer and not to vote more than 1,334,829 ordinary shares of the Issuer, or 14.99% of the Issuer's outstanding ordinary shares. The Issuer undertook to postpone the distribution date under the Issuer's Bonus Rights Plan, dated September 12, 2005 for 30 business days following the termination of the Agreement. The Agreement will be in effect until either of the parties terminates it.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer,
(ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,500,094 shares of the Issuer's Ordinary Shares, representing approximately 16.9% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,400,422 Ordinary Shares held jointly by Mr. Bronson and his spouse; (2) 58,806 Ordinary Shares held in Mr. Bronson's IRA; and (3) 40,866 Ordinary Shares held in Mr. Bronson's spouse's IRA. Mr. Bronson has voting and dispositive power with respect to the Ordinary Shares held in his spouse's IRA.

     (c) Not applicable.

     (d) Other than Mr. Bronson's spouse, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2013


                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).